UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

MEADOW VALLEY CORPORATION

____________________________________________________________

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

____________________________________________________________

(Title of Class of Securities)

583185103

_______________________________________

(CUSIP Number of Class of Securities)

CD Capital Management LLC
111 South Wacker Drive, Suite 3950
Chicago, Illinois 60606
Attention: John Ziegelman
Telephone: (312) 803-5011

_____________________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copy to:

Greenberg Traurig, LLP
77 West Wacker Drive
Chicago, Illinois 60601
Attention: Peter H. Lieberman, Esq.
Telephone: (312) 456-8400

October 23, 2007

_____________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE 1 OF 6 PAGES

CUSIP No. 583185103	SCHEDULE 13D/A	Page 2 of 8 Pages

1.		NAME OF REPORTING PERSON: CD Capital Management LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 31-1816593
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0- (see Item 5)
	8.	SHARED VOTING POWER 345,700 (see Item 5)
	9.	SOLE DISPOSITIVE POWER -0- (see Item 5)
	10.	SHARED DISPOSITIVE POWER 345,700 (see Item 5)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 345,700
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7% OF COMMON STOCK(1)
14.		TYPE OF REPORTING PERSON IA, OO

(1)	Based on 5,129,760 shares of Common Stock of Meadow Valley Corporation outstanding on August 3, 2007, as reported in the Form 10-Q filed by the Issuer on August 13, 2007.

PAGE 2 OF 6 PAGES

CUSIP No. 583185103	SCHEDULE 13D/A	Page 3 of 8 Pages

1.		NAME OF REPORTING PERSON: John D. Ziegelman I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0- (see Item 5)
	8.	SHARED VOTING POWER 345,700 (see Item 5)
	9.	SOLE DISPOSITIVE POWER -0- (see Item 5)
	10.	SHARED DISPOSITIVE POWER 345,700 (see Item 5)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 345,700
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7% OF COMMON STOCK(1)
14.		TYPE OF REPORTING PERSON IN

(1)	Based on 5,129,760 shares of Common Stock of Meadow Valley Corporation outstanding on August 3, 2007, as reported in the Form 10-Q filed by the Issuer on August 13, 2007.

PAGE 3 OF 6 PAGES

SCHEDULE 13D/A

CD Capital Management LLC, a Delaware limited liability company (‘‘CD Capital’’), John D. Ziegelman (‘‘Mr. Ziegelman’’, and collectively with CD Capital, the ‘‘Reporting Persons’’) are jointly filing this Amendment No. 3 relating to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2007, as amended by Amendment No. 1 thereto filed with the Commission on June 8, 2007, as amended by Amendment No. 2 thereto filed with the Commission on October 24, 2007 (collectively, the “Schedule 13D”).

The purpose of this Amendment No. 3 is to replace Exhibit 99.6, as filed with Amendment No. 2 to the Schedule 13D, with the attached Exhibit 99.6, which includes graphs that were omitted in Exhibit 99.6 as originally filed. Except as described in the preceding sentence, all Items of the Schedule 13D remain unchanged.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following:

Exhibit 99.6	Letter dated October 23, 2007 from Mr. Ziegelman to the independent directors of the Issuer.

PAGE 4 OF 6 PAGES

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: October 24, 2007

CD CAPITAL MANAGEMENT LLC
By: ZP II LP, its Managing Member
By: C3 Management Inc., its General Partner
BY:	/s/ John D. Ziegelman
Name: John D. Ziegelman
Title: President

/s/ John D. Ziegelman
JOHN D. ZIEGELMAN

EXHIBIT INDEX

Exhibit 99.6	Letter dated October 23, 2007 from Mr. Ziegelman to the independent directors of the Issuer.